Exhibit 99.2

UTIME LIMITED
(incorporated in the Cayman Islands with limited liability)

FORM OF PROXY FOR THE EXTRAORDINARY GENERAL MEETING
to be held on December 16, 2023
(or any adjourned or postponed meeting thereof)

I/we, the undersigned acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement and, being the registered holder of _________ Ordinary Shares1, par value US$0.0001 per share (“Ordinary Shares”), of UTime Limited (the “Company”), hereby appoint Mr. Hengcong Qiu, the CEO of the Company or (Name) of (Address) as my/our proxy to attend and act for me/us at Extraordinary General Meeting2 (or at any adjournment or postponement thereof) of the Company to be held at 10:00AM, Eastern Time, on December 16, 2023 at 7th Floor, Building 5A, Shenzhen Software Industry Base, Nanshan District, Shenzhen, 518061, China (the “Meeting”).

[1]	Please insert the number of Ordinary Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s)
[2]	If any proxy other than the CEO of the Company is preferred, insert the name and address of the proxy desired in the space provided and strike out “Mr. Hengcong Qiu, the CEO of the Company or”. A proxy need not be a shareholder. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

My/our proxy is instructed to vote on the resolutions in respect of the matters specified in the Notice of the Extraordinary General Meeting as indicated below:

	For	Against	Abstain

Proposal 1: As an ordinary resolution, subject to certain conditions being met, to approve a share consolidation, of the Company’s ordinary shares at a ratio of one-for-twenty five such that each twenty five ordinary shares of the Company shall be combined into one ordinary share of the Company (the “Share Consolidation”). After the Share Consolidation, the Company’s authorized share capital will be US$15,000 divided into (i) 560,000 Ordinary Shares of a par value of US$0.02678571 each, (ii) 10,000,000 Preference Shares of a par value of US$0.0001 each.	☐	☐	☐

Proposal 2: As an ordinary resolution, subject to certain conditions being met, to subdivide the Ordinary Shares of the Company, by the increase in the Company’s authorized share capital from US$15,000 to US$100,000 and the creation of an additional 989,440,000 Ordinary Shares of a par value of US$0.0001 each, such that the authorized share capital shall be US$100,000 divided into 1,000,000,000 shares of a par value of US$0.0001 each, comprising of (i) 990,000,000 Ordinary Shares of a par value of US$0.0001 each and (ii) 10,000,000 Preference Shares of a par value of US$0.0001 each.	☐	☐	☐

Proposal 3: Subject to shareholders’ approval of Proposals 1 and 2, to ratify and approve as an ordinary resolution the issuance of 373,846,160 units, each unit consisting of one ordinary share and a warrant to purchase three ordinary shares, pursuant to certain securities purchase agreement dated November 15, 2023 in a private placement to certain “non-U.S. Persons” as defined in Regulation S.	☐	☐	☐

Dated _________, 2023
Signature(s) _________________________
Name of Signatory ___________________
Name of Shareholder _________________

Notes:

1.	Only the holders of record of the Ordinary Shares of the Company at the close of business on November 6, 2023, New York time, should use this form of proxy.

2.	Please indicate your voting preference by ticking, or inserting in the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If NO instruction is given, your proxy will vote or abstain from voting at his/her discretion. If any other matter properly comes before the Extraordinary General Meeting, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated, your proxy will vote or abstain from voting at his/her discretion.

3.	Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

4.	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same. In the case of joint holders, all holders must sign.

5.	This form of proxy and any authority under which it is executed (or a notarized and/or duly certified copy of such authority) must be returned to the attention of Mr. Hengcong Qiu, 7th Floor, Building 5A, Shenzhen Software Industry Base, Nanshan District, Shenzhen, 518061, China no later than the time for holding the Extraordinary General Meeting or any adjournment thereof.

6.	Completion and return of the form of proxy will not prevent you from attending and voting in person at the Extraordinary General Meeting.

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